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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 22)*

                            SYMBOL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    871508107
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                                 (CUSIP Number)

        Howard E. Steinberg, Executive Vice President and General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 2000
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             (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No. 871508107.............................
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1.  Names of Reporting Persons.          Reliance Financial Services Corporation

    I.R.S. Identification Nos. of above persons (entities only).      51-0113548

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).........................................................................

    (b).........................................................................
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3.  SEC Use Only................................................................

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4.  Source of Funds (See Instructions)


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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

    X
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6.  Citizenship or Place of Organization

    Delaware
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Number of            7.    Sole Voting Power        7,534,288
Shares Bene-         -----------------------------------------------------------
Ficially             8.    Shared Voting Power
Owned by Each        -----------------------------------------------------------
Reporting            9.    Sole Dispositive Power   7,534,288
Person With          -----------------------------------------------------------
                     10.   Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  7,534,288
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)..............
                                  8.52%
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14.  Type of Reporting Person (See Instructions)
     ...................................HC......................................
     ...........................................................................
     ...........................................................................
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ITEM 1.  Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

Below is a list of sales of Securities beneficially owned by Reliance Financial which were made since the most recent filing on Schedule 13D. As of the date hereof, 7,584,088 shares of the Security are beneficially owned by Reliance Financial and comprise, to the best knowledge of Reliance Financial, approximately 8.57% of the Securities outstanding. Of the 7,584,088 shares beneficially owned by Reliance Financial, 6,372,914 shares are owned directly by RIC, 668,587 shares are owned directly by Reliance National Indemnity Company, an insurance subsidiary of RIC, and 492,787 shares are owned directly by United Pacific Insurance Company, an insurance subsidiary of RIC. Each of the corporations listed above has sole voting and dispositive power over all of the shares directly owned by it.

Below is a list of sales of Securities beneficially owned by Reliance Financial since the most recent filing on Schedule 13D, all of which were accomplished through ordinary brokerage transactions:

                               Number of       Price
Date          Company           Shares       Per Share
----       -------------        ------       ---------



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      2/29/00 Reliance Insurance Company                   600     97.6250
      2/29/00 Reliance Insurance Company                 2,700     97.7500
      2/29/00 Reliance Insurance Company                   100     97.8125
      2/29/00 Reliance Insurance Company                   700     97.8750
      2/29/00 Reliance Insurance Company                   100     98.0000
      2/29/00 Reliance Insurance Company                24,300     97.0000
      2/29/00 Reliance Insurance Company                   800     97.0625
      2/29/00 Reliance Insurance Company                 1,000     97.1250
      2/29/00 Reliance Insurance Company                   400     97.1875
      2/29/00 Reliance Insurance Company                   400     97.2500
      2/29/00 Reliance Insurance Company                   600     97.3750
      2/29/00 Reliance Insurance Company                   400     97.3125
      2/29/00 Reliance Insurance Company                 1,800     96.7500
      2/29/00 Reliance Insurance Company                 1,000     96.5000
      2/29/00 Reliance Insurance Company                 5,000     96.2500
      2/29/00 Reliance Insurance Company                68,500     96.0000
      2/29/00 Reliance Insurance Company                11,000     96.1250
      2/29/00 Reliance Insurance Company                   500     96.1875
      2/29/00 Reliance Insurance Company                 2,100     96.0625
      2/29/00 Reliance Insurance Company                 1,200     96.3750
      2/29/00 Reliance Insurance Company                   100     96.3125
       3/1/00 Reliance Insurance Company                16,300     99.5000
       3/1/00 Reliance Insurance Company                29,500     99.7500
       3/1/00 Reliance Insurance Company                 2,700     99.6875
       3/1/00 Reliance Insurance Company                 1,400     99.6250
       3/1/00 Reliance Insurance Company                   100     99.5625
       3/1/00 Reliance Insurance Company                35,300    100.5000
       3/3/00 Reliance Insurance Company                   100    102.7500
       3/3/00 Reliance Insurance Company                 1,300    103.0000
       3/6/00 Reliance Insurance Company                26,500    100.4375
       3/6/00 Reliance Insurance Company                 1,100    100.0000
       3/6/00 Reliance Insurance Company                   600    100.2500
       3/6/00 Reliance Insurance Company                 3,000     99.5625
       3/6/00 Reliance Insurance Company                66,500     99.1250
       3/6/00 Reliance Insurance Company                 3,700     99.2500
       3/6/00 Reliance Insurance Company                53,700     99.0000
       3/6/00 Reliance Insurance Company                   900     99.0625
       3/7/00 Reliance Insurance Company                   300     99.1875
       3/7/00 Reliance Insurance Company                 1,200     99.3125
       3/7/00 Reliance Insurance Company                   100     99.4375
       3/7/00 Reliance Insurance Company                 1,800     99.5000
       3/7/00 Reliance Insurance Company                 3,900     99.5625
       3/7/00 Reliance Insurance Company                 1,400     99.8125
       3/7/00 Reliance Insurance Company                   600     99.8750
       3/7/00 Reliance Insurance Company                11,500    100.0000
       3/7/00 Reliance Insurance Company                   500    100.1250
       3/7/00 Reliance Insurance Company                   200    100.3125
       3/7/00 Reliance Insurance Company                 9,000    100.3750
       3/7/00 Reliance Insurance Company                 4,700    100.4375
       3/7/00 Reliance Insurance Company                 2,600    100.5000
       3/7/00 Reliance Insurance Company                 2,800    100.5625
       3/7/00 Reliance Insurance Company                 2,900    100.6250

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       3/7/00 Reliance Insurance Company                88,500     99.0000
       3/7/00 Reliance Insurance Company                   400     99.1250
       3/7/00 Reliance Insurance Company                 2,500     99.2500
       3/7/00 Reliance Insurance Company                 2,500    100.7500
       3/7/00 Reliance Insurance Company                12,100    101.0000
       3/7/00 Reliance Insurance Company                 4,700    100.1875
       3/7/00 Reliance Insurance Company                   800    100.6875
       3/7/00 Reliance Insurance Company                 6,900    100.8125
       3/7/00 Reliance Insurance Company                 3,400    100.9375
       3/7/00 Reliance Insurance Company                 2,200    101.1875
       3/7/00 Reliance Insurance Company                 3,100    101.6250
       3/7/00 Reliance Insurance Company                   800    101.2500
       3/7/00 Reliance Insurance Company                 1,500    101.3125
       3/7/00 Reliance Insurance Company                   100    101.4375
       3/7/00 Reliance Insurance Company                   200    101.5625
       3/7/00 Reliance Insurance Company                 6,100    101.6875
       3/7/00 Reliance Insurance Company                 4,900    101.5000
       3/7/00 Reliance Insurance Company                 3,900    102.0000
       3/7/00 Reliance Insurance Company                   100    102.2500
       3/7/00 Reliance Insurance Company                 1,900    102.3750
       3/7/00 Reliance Insurance Company                   100    102.4375
       3/7/00 Reliance Insurance Company                   900    102.6250
       3/7/00 Reliance Insurance Company                31,200    102.9375
       3/7/00 Reliance Insurance Company                 1,500    102.3125
       3/7/00 Reliance Insurance Company                   100    102.8125
       3/7/00 Reliance Insurance Company                   100    101.8125
       3/7/00 Reliance Insurance Company                   300    101.0625
       3/7/00 Reliance Insurance Company                   300    101.3750
       3/7/00 Reliance Insurance Company                 3,500    101.8750
       3/7/00 Reliance Insurance Company                 1,000    102.1250
       3/7/00 Reliance Insurance Company                 1,500    101.1250
       3/7/00 Reliance Insurance Company                   100    101.7500
       3/7/00 Reliance Insurance Company                 2,200    100.2500
       3/7/00 Reliance Insurance Company                   800     99.6250
       3/7/00 Reliance Insurance Company                   300     99.3750
       3/8/00 Reliance Insurance Company                   800     99.5000
       3/8/00 Reliance Insurance Company                   400    100.0000
       3/8/00 Reliance Insurance Company                 6,800    100.2500
       3/8/00 Reliance Insurance Company                   900    100.5000
       3/8/00 Reliance Insurance Company                   100     99.2500

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3/9/00          Reliance Insurance Company              59,800  99.00
3/9/00          Reliance Insurance Company              6,200   99.25
3/9/00          Reliance Insurance Company              200     99.6875
3/9/00          Reliance Insurance Company              7,500   99.125
3/9/00          Reliance Insurance Company              700     99.375
3/9/00          Reliance Insurance Company              1,600   99.50
3/9/00          Reliance Insurance Company              27,700  98.50
3/9/00          Reliance Insurance Company              2,600   98.625
3/9/00          Reliance Insurance Company              1,600   98.6875
3/9/00          Reliance Insurance Company              8,900   98.75
3/9/00          Reliance Insurance Company              700     98.5625
3/9/00          Reliance Insurance Company              1,000   98.875
3/9/00          Reliance Insurance Company              2,500   98.8125
3/10/00         Reliance Insurance Company              48,000  99.00
3/10/00         Reliance Insurance Company              9,300   99.375
3/10/00         Reliance Insurance Company              6,400   99.75
3/10/00         Reliance Insurance Company              5,300   100.25
3/10/00         Reliance Insurance Company              50,300  100.50
3/10/00         Reliance Insurance Company              1,300   100.00
3/10/00         Reliance Insurance Company              100     100.0625
3/10/00         Reliance Insurance Company              1,700   100.125
3/10/00         Reliance Insurance Company              200     100.1875
3/10/00         Reliance Insurance Company              6,600   100.375
3/10/00         Reliance Insurance Company              1,000   100.625
3/10/00         Reliance Insurance Company              13,100  100.3125
3/10/00         Reliance Insurance Company              2,700   100.4375
3/10/00         Reliance Insurance Company              53,300  101.00
3/10/00         Reliance Insurance Company              100     101.0625
3/10/00         Reliance Insurance Company              1,700   101.25
3/10/00         Reliance Insurance Company              5,800   101.3125
3/10/00         Reliance Insurance Company              2,800   101.375
3/10/00         Reliance Insurance Company              1,300   101.4375
3/10/00         Reliance Insurance Company              3,600   101.6875
3/10/00         Reliance Insurance Company              10,600  101.125
3/10/00         Reliance Insurance Company              8,300   99.125
3/10/00         Reliance Insurance Company              6,100   99.50
3/10/00         Reliance Insurance Company              4,287   99.5625
3/10/00         United Pacific Insurance Company        1,313   99.5625
3/10/00         United Pacific Insurance Company        12,700  99.4375
3/10/00         United Pacific Insurance Company        400     99.3125
3/10/00         United Pacific Insurance Company        3,500   99.25
3/10/00         United Pacific Insurance Company        1,000   99.1875
3/10/00         United Pacific Insurance Company        1,000   99.6875
3/13/00         United Pacific Insurance Company        11,000  98.00
3/13/00         United Pacific Insurance Company        100     98.1875
3/13/00         United Pacific Insurance Company        500     97.75
3/13/00         United Pacific Insurance Company        5,500   97.9375
3/13/00         United Pacific Insurance Company        2,700   97.875
3/13/00         United Pacific Insurance Company        200     97.50
3/13/00         United Pacific Insurance Company        100     97.625
3/13/00         United Pacific Insurance Company        1,300   97.8125
3/13/00         United Pacific Insurance Company        400     96.0625
3/13/00         United Pacific Insurance Company        4,000   96.125
3/13/00         United Pacific Insurance Company        1,900   96.1875
3/13/00         United Pacific Insurance Company        4,300   96.25
3/13/00         United Pacific Insurance Company        1,400   96.375
3/13/00         United Pacific Insurance Company        9,700   96.00
3/13/00         United Pacific Insurance Company        6,700   95.75


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To the best knowledge of Reliance Financial, Mr. Lowell C. Freiberg beneficially owns 91,498 shares of the Security (44,061 of which are based upon the assumed exercise of stock options beneficially owned by him), representing approximately
 .1% of the Securities outstanding and Mr. Saul P. Steinberg beneficially owns 5,625 shares of the Security (based upon the assumed exercise of stock options), representing less than .01% of the Securities outstanding. Each of Mr. Freiberg and Mr. Steinberg has sole voting and dispositive power over the shares of the Security owned by him. To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security.

To Reliance Financial's knowledge, none of the other persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.

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         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March    , 2000


                                       RELIANCE FINANCIAL SERVICES CORPORATION

                                       By:  /s/  James E. Yacobucci
                                          --------------------------------
                                            James E. Yacobucci
                                            Senior Vice President-Investments